Exhibit 99.1

24 February 2004

InterContinental Hotels Group PLC Announces
Sale of Crowne Plaza The Midland in Manchester

InterContinental Hotels Group PLC today announces it has sold its share of Midland Hotel and Conference Centre Limited (MHCCL), the holding company for the Crowne Plaza The Midland in Manchester, to Quintessential Hotels Ltd for a total consideration of £20million in cash.

InterContinental Hotels Group’s interest in MHCCL totalled 56% with the remaining interest held by Modesole Limited and Northern Assurance Limited. Quintessential Hotels Ltd is buying 100% of MHCCL for a total consideration of £36m.

Net proceeds comfortably exceed the book value of the investment and the sale will be marginally earnings accretive for the year to December 2004.

InterContinental Hotels Group continues to be appropriately represented in the city, with the Crowne Plaza Manchester Airport and two Express by Holiday Inn properties in the Manchester area.

Richard North, chief executive, for InterContinental Hotels Group said:
”This is yet another example of us doing what we said we would do – reducing asset intensity to enhance shareholder returns. We are delighted to have achieved such an excellent price for our share in this hotel. Our guests will continue to be well served by our other three IHG hotels in the Manchester area.”

-ends-

For further information, please contact:

Karen Whitworth, Investor Relations	+44 (0)1753 410 177
Dee Cayhill, Corporate Affairs	+44 (0)1753 410 423

Note to Editors:
InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)], owns, manages, leases or franchises, through various subsidiaries, more than 3,400 hotels and 530,000 guest rooms in nearly 100 countries and territories around the world (www.ichotelsgroup.com). The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn ® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, and Candlewood Suites®, and also has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK.

InterContinental Hotels Group offers information and reservations capability on the Internet – www.intercontinental.com for InterContinental Hotels & Resorts, www.crowneplaza.com for Crowne Plaza Hotels & Resorts, www.holiday-inn.com for Holiday Inn hotels, www.hiexpress.com for Holiday Inn Express hotels, www.staybridge.com for Staybridge Suites by Holiday Inn hotels, and www.candlewoodsuites.com for Candlewood Suites, and for the Group’s rewards programme, www.priorityclub.com

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.pressoffice.ihgplc.com.